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                              April 11, 2024

       Dipak Golechha
       Chief Financial Officer
       Palo Alto Networks Inc.
       3000 Tannery Way
       Santa Clara, CA 95054

                                                        Re: Palo Alto Networks
Inc.
                                                            Form 10-Q for
Fiscal Quarter Ended January 31, 2024
                                                            File No. 001-35594

       Dear Dipak Golechha:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-Q for the Period Ended January 31, 2024

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Provision for (Benefit from) Income Taxes , page 34

   1. We note that as of January 31, 2024, your analysis of all positive and negative evidence resulted in a
conclusion that it is more likely than not that deferred tax assets will be realizable based on
recent profitability and continued forecasted income. This conclusion resulted in recording a
deferred tax benefit of $3.2 billion, deferred tax expense of $1.7 billion and a net tax
benefit of $1.5 billion in the three month period ended January 31,
                                                        2024. Please expand the
discussion of income tax to include a detailed discussion of the reason for the amount
and timing of the change in valuation allowance in the three month period ended January
31, 2024. Describe the facts and circumstances surrounding the recognition of the
"deferred tax expense of $1.7 billion for the U.S. federal indirect tax effect of foreign
deferred taxes." In this regard, please supplementally tell us and expand the discussion to
explain the timing of your recognition of the expense and the nature and timing of the foreign
deferred taxes. Also, describe in detail any related trends in profitability
underlying your analysis pursuant to Item 303(b)(2)(ii) of Regulation S-K.
 Dipak Golechha
Palo Alto Networks Inc.
April 11, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361
with any questions.



FirstName LastNameDipak Golechha                          Sincerely,
Comapany NamePalo Alto Networks Inc.
                                                          Division of
Corporation Finance
April 11, 2024 Page 2                                     Office of Technology
FirstName LastName